Exhibit 1

Ellomay Capital Announces Execution of an Addendum to the Investment Agreement in U. Dori Energy
Infrastructures Ltd.

Tel-Aviv, Israel, October 25, 2012 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), today reported the execution of an addendum to the investment agreement executed in connection with the Company’s indirect investment in U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

As previously reported, on November 25, 2010, Ellomay Clean Energy Ltd., a wholly-owned subsidiary of the Company (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with U. Dori Group Ltd. (“Dori Group”) and Dori Energy. Pursuant to the Dori Investment Agreement, Ellomay Energy acquired 40% of Dori Energy’s issued and outstanding capital. Dori Energy’s shares were thereafter transferred from Ellomay Energy to Ellomay Clean Energy Limited Partnership (“Ellomay Energy LP”), an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is the Company. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori Energy Shareholders Agreement.

The original terms of the Dori Investment Agreement granted Ellomay Energy LP a call option (the “Option”) to increase its holdings in Dori Energy, subject to certain terms and conditions which are set forth in the Dori Investment Agreement, to up to 50% (on a fully diluted basis). The exercise price of the Option was originally NIS 2.5 million for each 1% of Dori Energy's issued and outstanding share capital and the first tranche of the Option, applicable to 9% of Dori Energy's issued and outstanding share capital (the “First Tranche”) was originally exercisable commencing on the closing date of the Dori Investment Agreement (January 27, 2011) and ending six (6) months after the completion and delivery of the power plant (the “Project”) being built by Dorad Energy Ltd., an Israeli private company in which Dori Energy holds 18.75%. Subject to the full exercise of the First Tranche, the second tranche of the Option, applicable to an additional 1% of Dori Energy’s issued and outstanding share capital, is exercisable commencing six (6) months after the completion and delivery of the Project and ending twenty four (24) months thereafter.

On October 24, 2012 an addendum to the Dori Investment Agreement was executed (the “Addendum”). The Addendum updated the terms of the Option as follows: (i) the exercise period for the First Tranche was extended so that the period will end twelve (12) months following the completion and delivery of the Project, and (ii) the exercise price of the Option was reduced to NIS 2.4 million for each 1% of Dori Energy’s issued and outstanding share capital (on a fully diluted basis). The other terms of the Option remained unchanged. The Addendum further updated the undertaking of Dori Energy’s shareholders in connection with the financing of investments in Dorad by clarifying that in the event Dori Energy does not obtain outside financing, each of Dori Group and Ellomay Energy LP will invest its share of the required amounts, pro rata to their holdings in Dori Energy, replacing the Dori Group’s undertaking to provide debt financing to Dori Energy in the event Dori Energy does not obtain outside financing.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.275 MWp, 7.5% indirect holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption, and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including, but not limited to, risks and uncertainties associated with our business and the Project. These and other risks are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com